

May 10, 2013

<u>**Via E-Mail**</u>

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Amended Schedule 13E-3**
> **Filed May 8, 2013 by WSP Holdings Limited, et. al.**
> **File No. 005-83618**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.

<u>Proxy Statement</u>

<u>Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35</u>

1. We reissue prior comment 7. Each filing person must make and disclose a fairness determination as to unaffiliated security holders. Affiliated holders have different interests from unaffiliated holders, therefore each filing person that relies on the financial advisor's opinion addressed to both unaffiliated and affiliated holders must explain how it was able to comply with the requirements of Item 1014 of Regulation M-A.

<u>Opinion of the Special Committee's Financial Advisor, page 47</u>

2. We reissue prior comment 13. We note that the disclosure sought in the prior comment appears on pages 14-17 of exhibit (c)(2) to your Schedule 13E-3.

3. We note the revised disclosure in response to prior comment 14. Please explain the language "among other things" you used in explaining the basis for Houlihan Lokey's use of perpetuity growth rates of 4.5% to 5.5%. Also, revise your explanation for Houlihan Lokey's use of discount rates of 13.5% to 15.5% to explain the language "weighted average cost of capital" and, if necessary, describe the elements of such average.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions